UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-41531

Enerflex Ltd.

(Exact name of registrant as specified in its charter)

Suite 904, 1331 Macleod Trail S.E.

Calgary, Alberta, Canada, T2G 0K3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

The registrant’s unaudited condensed consolidated interim financial statements as at and for the three months ended March 31, 2023, together with the notes thereto, furnished as Exhibit 99.2 to this report on Form 6-K, and the registrant’s management discussion and analysis of financial condition and results of operations for the same periods furnished as Exhibit 99.3 to this report on Form 6-K, are incorporated by reference into the following Registration Statements of the Registrant, as amended or supplemented: Form S-8 (File No. 333-268146).

Exhibit	Description
99.1	Enerflex Ltd. Press Release dated May 3, 2023, announcing 2023 First Quarter Financial Results
99.2	Unaudited Condensed Consolidated Interim Financial Statements of Enerflex Ltd. as at and for the three months ended March 31, 2023, together with the notes thereto
99.3	Management Discussion and Analysis of financial condition and results of operations of Enerflex Ltd. as at and for the three months ended March 31, 2023
99.4	Report of Voting Results, dated as of May 2, 2023
99.5	Shareholder Approval Press Release, dated May 2, 2023
99.6	Certification of the Chief Executive Officer pursuant to National Instrument 52-109
99.7	Certification of the Principal Financial Officer pursuant to National Instrument 52-109

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 4, 2023	Enerflex Ltd.

	By:	/s/ Justin D. Pettigrew
	Name:	Justin D. Pettigrew
	Title:	Corporate Secretary and Associate General Counsel, Corporate